March 27, 2002

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

ATTENTION: PATRICK J. O’LEARY

Re: USURF America, Inc.

 Registration Statement on Form S-1

 Commission File No. 333-82850

Gentlemen:

On behalf of the captioned registrant, we hereby withdraw, effective immediately, the Registration Statement on Form S-1, which was filed with the Commission on February 15, 2002.

Thank you for your attention.

Sincerely,

NEWLAN & NEWLAN

By: /s/ Eric Newlan

Eric Newlan